January 8, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Pioneer Acquisition I Corp

Draft Registration Statement on Form S-1

Submitted November 18, 2024

CIK No.: 0002040381

Ladies and Gentlemen:

On behalf of our client, Pioneer Acquisition I Corp (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 15, 2024, relating to the Company’s Draft Registration Statement on Form S-1 filed via EDGAR on November 18, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to clarify whether public shareholders may elect to redeem their shares if they abstain from voting. Also revise to clarify if there are other limitations on redemption rights. For example, we note your disclosure elsewhere, including on page 41, indicating that redemptions cannot cause net tangible assets to fall below $5,000,001. See Item 1602(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

2.	When discussing the amount of compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of various loans to the sponsor, including a discussion of the possible issuance of private placement warrants upon conversion of up to $1,500,000 of loans at a price of $1.00 per warrant, and any compensation paid or to be paid to or securities issued or to be issued to sponsor affiliates and promoters and the price paid. Please also provide a cross- reference to all relevant sections in the prospectus for disclosures related to compensation, highlighted by prominent type or in another manner, as required by Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures throughout the prospectus to address the Staff’s comment.

3.	Please revise your cross-reference to related dilution disclosures to highlight by prominent type or in another manner. See Item 1602(a)(4) of Regulation S-K. Also highlight your cross-reference to the risk factors section with prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures throughout the prospectus to address the Staff’s comment.

4.	Please clearly state that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters; and purchasers in the offering. Please also include cross-references to all related disclosures in the prospectus, highlighted by prominent type or in another manner. See Item 1602(a)(5) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page to address the Staff’s comment.

5.	Where you discuss the non-managing sponsor investors’ expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In addition, we note your disclosures that such investors will purchase up to 4,010,000 private placement warrants to be purchased by your “sponsor, Cantor and Odeon.” Please revise to clarify whether these investors’ warrants will all be from the 4,955,000 private placement warrants allocated to the sponsor rather than the 2,545,000 private placement warrants allocated to the underwriters.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 23, 26, 79, 80, 152, 153, 193 to address the Staff’s comment.

Our Insiders and Management, page 3

6.	We note that Mitchell Creem is the manager of your sponsor and has voting and dispositive power over the shares owned by Pioneer Acquisition 1 Sponsor Holdco LLC. We also note that the non-managing sponsor members will hold membership interests in the sponsor, and your disclosure on page 52 that all your officers and directors own individual economic interests in your sponsor. Please revise to disclose all persons or affiliated groups who have direct or indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 54 to clarify that Mitchell Creem is the sole member of the sponsor and to address the Staff’s comment. The Company notes that the sponsor is “solely owned and controlled by Mr. Mitchell Creem.”

7.	Please disclose any circumstances or arrangements under which the sponsor, its affiliates and promoters, directly or indirectly have transferred or could transfer ownership of your securities or that have resulted or could result in the surrender or cancellation of such securities. Specifically, disclose whether indirect transfers of ownership of your securities could take place through the transfer of membership interests in the sponsor itself and describe any circumstances or arrangements whereby this has or may take place. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 5-6, 44, 115-116, and 140-141 to address the Staff’s comment.

Prospectus Summary Competitive Strengths, page 6

8.	We refer to your statement that your management team and board “boasts a remarkable track record of identifying and sourcing blank-check transactions,” and that their previous SPAC business combination experience demonstrate strengths. Please revise to balance your disclosures to disclose that several of the SPACs did not complete their initial public offerings, as your disclosures indicate on page 137, and that Altitude Acquisition Corp has been delisted from Nasdaq and to the extent correct, that it has not yet completed an initial business combination. On page 137, please also expand your disclosures regarding Altitude Acquisition Corp. to disclose the formation date of the SPAC and information regarding any initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 8, 111 and 140 to address the Staff’s comment.

Initial Business Combination, page 9

9.	We note disclosure on page 33 and elsewhere regarding payments of various fees that may be made to insiders, including your sponsor, officers, directors and their affiliates, and the amount of contemplated fees reflected in your Use of Proceeds table. Please revise your compensation table on page 10 to reference the potential payments that may be made to your sponsor, its affiliates or promoters of finder’s, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination. Please also disclose the anti-dilution adjustment of the founder shares in the table. Also describe the extent to which any compensation or securities issuance to the sponsor, its affiliates or promoters may result in a material dilution of the purchasers’ equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 12-113 and 118-119 to address the Staff’s comment.

10.	Please revise your tabular disclosure beginning on page 10 regarding transfer restrictions to identify the natural persons and entities subject to such agreements. See Item 1603(a)(9) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 112-113 and 118-119 to address the Staff’s comment.

Conflicts of Interest, page 22

11.	Please expand your disclosures to describe all such actual or potential material conflicts between the sponsor, its affiliates, or promoters, and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction. For example, you should discuss potential material conflicts relating to compensation, the financial interests of the sponsor, its affiliates and promoters in completing any de-SPAC transaction within the allotted time, repayment of loans, as well as the fact that the company may pursue a de-SPAC transaction with a target that is affiliated with the sponsor, its affiliates or promoters. Please see Item 1602(b)(7) and Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 24 to address the Staff’s comment.

Ability to extend time to complete initial business combination, page 24

12.	Please disclose whether security holders will have voting or redemption rights with respect to an extension. In addition, please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period, whether there are any limitations on the number of extensions, including the number of times, and the consequences to the SPAC sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 35, 47, 127 and the cover page to address the Staff’s comment.

Expressions of interest, page 24

13.	Please disclose the number of non-managing sponsor investors who have expressed an interest in purchasing units and whether you believe these purchases will affect your ability to meet Nasdaq listing requirements. Please file any agreements or forms of agreements with the non-managing sponsor investors as exhibits or advise us why they are not material.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the number of non-managing sponsor members has not been determined at this time. The Company will update the Registration Statement with such relevant information in a subsequent filing. The Company notes that only the sponsor will enter into agreements with non-managing sponsor members, which do not need to be filed as exhibits under Item 601 of Regulation S-K.

Anticipated expenses and funding sources, page 26

14.	Please revise this section or include a new section within the Summary under an appropriate subcaption to provide a more comprehensive discussion regarding whether you have any plans to seek additional financing and how such financings may impact unaffiliated security holders, as required by Item1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using among other sources, your shares, debt, or a combination that includes shares and debt, and that you intend to target businesses whose enterprise value is up to $2.0 billion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14 and 120 to address the Staff’s comment.

Summary Financial Data, page 36

15.	Please tell us why the $204,600 over-allotment liability has been included in total liabilities, as adjusted, but not included in the calculation of working capital (deficit), as adjusted.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to address the Staff’s comment.

Risk Factors

If we seek shareholder approval of our initial business combination . . ., page 47

16.	Please expand your risk factor to also explain that no votes from public shares would be needed if only the holders required for quorum were to vote, as you disclose on page 20 and elsewhere, or if the non-managing sponsor investors vote in favor of the initial business combination, as you discuss on page 24. In addition, here and where similar disclosure appears, revise to discuss the incentive that such non-managing sponsor investors will have to vote in favor of the transaction. Please also add or revise the fourth summary risk factor on page 37 to explain these scenarios.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 27, 40, 49, 75, 79, and 153 to address the Staff’s comment.

We may not be able to complete an initial business combination. . ., page 81

17.	With a view towards disclosure, please state whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please expand this risk factor to discuss this information.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the sponsor is a Delaware limited liability company, and is neither controlled by nor has substantial ties with a non-U.S. person. The Company further advises that it has revised its disclosure on page 81 to address the Staff’s comment.

Dilution, page 97

18.	We note your disclosure on page 59 stating that you do not have a specified maximum redemption threshold. Please reconcile this with the fact that you have limited the number of ordinary shares to be redeemed in the maximum redemption scenarios calculated on page 98. We also note that the amount paid for redemptions in the maximum redemption scenarios is based on a per share price of $10.05, while the amount paid for redemptions in other scenarios is $10 per share. Please advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 100 to address the Staff’s comment.

19.	We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as you intend to target an initial business combination with a target company whose enterprise value is up to $2.0 billion.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 14, 34, and 120 to address the Staff’s comment.

Proposed Business

Comparison of Redemption or Purchase. . ., page 127

20.	We note your disclosures throughout your prospectus that your sponsor, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions or in the open market transactions from public shareholders who have already elected to exercise redemption rights or submitted a proxy to vote against your initial business combination, and that the purpose of such purchases may result in the completion of your initial business combination that may not otherwise have been possible and your disclosure here that there is no limit to the prices that they may pay for such purchases. Please revise to discuss how any such purchases would comply with Rule 14e-5. Refer to Tender Offer Rules and Schedules C&DI 166.01.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 22, 32, 40, 43, 124, 149, 159, 160 and the cover page to address the Staff’s comment.

Notes to the Financial Statements Note 7, page F-15

21.	We note your determination that the private placement warrants meet the requirements for equity classification. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance is ASC 815-40. Your response should address, but not be limited to, your disclosure that “the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.”

Response:

The Company will account for the warrants to be issued in connection with the Proposed Public Offering and the Private Placement in accordance with the guidance contained in ASC 815-40. Both Private Placement and Public Warrants are classified as equity because the warrants are indexed to the Company’s own stock as discussed in ASC 815-40-15-7, thus meeting criteria for equity classification listed under ASC 815-40-25-10. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Proposed Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. In addition, Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants.

Private warrants contain the same settlement provisions as public warrants i.e. Private warrants do not contain any provisions that change the settlement depending on the holder of the warrants. In addition, the Company analyzed below the following two terms in the warrant agreement that changes the settlement provisions:

i)	Whenever the number of Class A ordinary shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A ordinary shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A ordinary shares so purchasable immediately thereafter.

ii)	In addition, if (x) Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial shareholders or their affiliates, without taking into account any founder shares held by our initial shareholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices described above under “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Analysis

The Company analyzed the features of the private warrants in order to determine whether such adjustment to settlement provisions preclude the private warrants from equity classification under ASC 815-40-15-7C.

ASC 815-40-15-7C:

An instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the following:

a.	The fair value of a fixed number of the entity’s equity shares

b.	A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

The strike price or the number of shares used to calculate the settlement amount is not considered fixed if the terms of the instrument or embedded component allow for any potential adjustment (except as discussed below), regardless of the probability of the adjustment being made or whether the reporting entity can control the adjustment.

ASC 815-40-15-7E discusses the exception to the “fixed for fixed” rule. This exception allows an instrument to be considered indexed to the reporting entity’s own stock even if adjustments to the settlement amount can be made, provided those adjustments are based on standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares.

A fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. The fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity’s stock price and additional variables, including all of the following:

a.	Strike price of the instrument

b.	Term of the instrument

c.	Expected dividends or other dilutive activities

d.	Stock borrow cost

e.	Interest rates

f.	Stock price volatility

g.	The entity’s credit spread

h.	The ability to maintain a standard hedge position in the underlying shares.

Settlement adjustments designed to protect a holder’s position from being diluted by a transaction initiated by an issuer will generally not prevent a freestanding instrument from being considered indexed to the issuer’s own stock provided the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. Common examples of acceptable adjustments include the occurrence of a stock split, rights offering, stock dividend, or a spin-off. In addition, settlement adjustments due to issuances of shares for an amount below current fair value, or repurchases of shares for an amount that exceeds the current fair value of those shares, should also be acceptable.

Since the private placement warrants have a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price, and the possible adjustment of settlement amount is only affected by standard inputs used to determine the value of a “fixed for fixed” forward or option on equity shares and a down round feature, the private placement warrants are considered to be indexed to the Company’s own stock. Accordingly, Footnote 4 has been revised.

General

22.	We note your disclosures that you have 24 months to consummate an initial business combination, but that you may hold a shareholder vote to amend such duration, “as well as to modify the substance or timing of [y]our obligation to redeem 100% of [y]our public shares.” Please revise to clarify what you mean by this phrase and also how any such amendment will comply with the requirements of Nasdaq Rule 5101- 2(d).

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 27, 114 and the cover page to address the Staff’s comment.

*     *     *     *     *     *     *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Mitchell Creem, Chief Executive Officer, Pioneer Acquisition I Corp